Exhibit 99.1

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Notice of Extraordinary General Meeting of Shareholders

January 28, 2015

To the Shareholders of
RRsat Global Communications Network Ltd.:

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of Shareholders of RRsat Global Communications Network Ltd. will be held on January 28, 2015 at 4:00 p.m. (Israel time), at the company’s executive offices at RRsat Building, Negev Street, Airport City 7019900, Israel (the telephone number at that address is +972-3-928-0808).

The following matters are on the agenda for the meeting:

(1)	to approve the grant of options to Tim Richards and Yaron Sheinman, members of our Board of Directors; and

(2)	to approve a consulting arrangement with Tim Richards, a member of our Board of Directors.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on December 29, 2014.  You are also entitled to vote at the meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on December 29, 2014, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the meeting or by completing and signing a proxy card.  Proxy cards will be distributed to shareholders after the record date together with a proxy statement which will include the full version of the proposed resolutions.

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.

This notice is being sent only to shareholders of record, in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the meeting.  Shareholders may also review the proxy statement on our company’s website at www.rrmedia.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-3-928-0808) until the date of the meeting.

By Order of the Board of Directors, DR. SHLOMO SHAMIR Chairman of the Board of Directors

Dated: December 23, 2014